Filed by United Community Banks, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Peach State Bancshares, Inc.
Commission File No.: 001-35095
Date: April 21, 2026

Set forth below is a transcript of United Community Banks, Inc.’s quarterly earnings conference call held on April 21, 2026 during which the proposed merger of Peach State Bancshares, Inc. with and into United Community Banks, Inc. was discussed.

UNITED COMMUNITY BANKS, INC.
Moderator: Lynn Harton
April 21, 2026
9:00 a.m. EDT

Operator
Good morning, and welcome to United Community Bank's First Quarter 2026 Earnings Call. Hosting the call today are Chairman and Chief Executive Officer, Lynn Harton; Chief Financial Officer, Jefferson Harralson; President and Chief Banking Officer, Rich Bradshaw; and Chief Risk Officer, Rob Edwards.

United's presentation today includes references to operating earnings; pretax, pre-credit earnings; and other non-GAAP financial information. For these non-GAAP financial measures, United has provided a reconciliation to the corresponding GAAP financial measure in the Financial Highlights section of the earnings release as well as at the end of the investor presentation. Both are included on the website at ucbi.com. Copies of the first quarter's earnings release and investor presentation were filed this morning on Form 8- K with the SEC, and a replay of this call will be available in the Investor Relations section of the company's website at ucbi.com.

Please be aware that during this call, forward-looking statements may be made by representatives of United. Any forward-looking statements should be considered in light of risks and uncertainties described on Page 5 and 6 of the company's 2025 Form 10-K as well as other information provided by the company in its filings with the SEC and included on its website.

At this time, I will turn the call over to Lynn Harton.

Lynn Harton
President, Chairman & CEO
Good morning, and thank you for joining our call today. We've got a lot to cover. I'm going to start with our quarterly earnings update, and then we will close with the details of our acquisition of Peach State Bank headquartered in Gainesville, Georgia. We had a great start to 2026. For the first quarter, we realized net income of a little over $84 million, translating into EPS of $0.69. On an operating basis, our EPS was $0.70, representing a 19% increase from the first quarter of 2025. Annualized loan growth of 4.5% for the quarter and an expansion of our net interest margin of 3 basis points helped to drive these results. Credit also performed very well this quarter with total charge-offs of 22 basis points, only 10 basis points, excluding Navitas.

Nonperforming assets as a percentage of loans were 50 basis points, down 1 basis point from Q1 2025, and special mention in substandard loans totaled only 2.9% of total loans, down 2 basis points from Q1 of 2025. Our operating return on assets was 122 basis points, an 18 basis point improvement year-over-year, and our operating return on tangible common equity was 13.1%. Given our high capital levels, we continued to return capital to shareholders, both via a $0.25 quarterly dividend and the repurchase of $37 million of our common stock. We also announced the intention to redeem our remaining $100 million in sub debt in the second quarter, only 20% of which qualified as Tier 2 capital. Even with the dilution from our repurchase activity, tangible book value per share grew at an annualized rate of nearly 6% for the quarter and by 10% year-over-year. We were also excited to have been recognized by J.D. Power as the top-ranked bank for retail client satisfaction in the Southeast during the quarter. This is the 12th time the United team has received this recognition. I'm very proud of the dedication and genuine care that our teams across the footprint demonstrate every day. It's because of them that we are the most recognized bank for customer satisfaction in the Southeast.

I'll now turn it over to Jefferson to cover our first quarter's performance in more detail.

Jefferson Harralson
Executive VP & CFO
Thank you, Lynn, and good morning to everyone. I will start on Page 5 and talk about our deposit results. On an end-of-period basis, our customer deposits grew by $237 million or 4% annualized, mostly driven by DDA growth in the quarter. We were also very pleased that our cost of deposits moved down 9 basis points to 1.67% and that our cumulative total deposit beta stands at 39% in this down cycle, which exceeded our goal.

On Page 6, we turn to the loan portfolio, where our growth continued at a 4.5% annualized pace. Our growth came primarily in the HELOC and C&I categories, which are 2 of our current areas of focus for growth.

Turning to Page 7, where we highlight some of the strengths of our balance sheet. We believe that our balance sheet is in good position from a liquidity and capital standpoint to be ready for any economic volatility. We have very limited brokered deposits and very limited wholesale borrowings of any kind. Our loan-to-deposit ratio remained low and was unchanged at 82% this quarter with a solid end-of-period deposit growth. Our CET1 ratio was flat at 13.4% and remains a source of strength for the bank.

On Page 8, we look at capital in more detail. As I mentioned, our CET1 ratio was 13.4% and our TCE was also flat at 9.92%. We were active in our buyback again in the first quarter, buying back $37 million in shares, which equated to 1.1 million shares in the quarter or just under 1% of our shares outstanding.

Moving on to spread income on Page 9. Spread income was down in Q1, mainly due to having 2 less days in the quarter. On a year- over-year basis, our spread income was up 10%. Our net interest margin increased 3 basis points in the quarter to 3.65% and up 29 basis points compared to last year, and the first quarter is the fifth quarter in a row of margin expansion. We continue to experience a margin tailwind from our back book repricing and from the mix change towards loans away from securities. In the next year, using just maturities, we have about $1.4 billion of assets, paying down in the 4.63% range. And because of this continued impact, I would expect the margin to be up between 3 and 5 basis points in the second quarter.

Moving to Page 10. Noninterest income was $43.7 million in the quarter. This included a $5.2 million gain on an interest rate cap that was hedging a sub debt issuance that we intend to redeem on April 30. Excluding the cap gain, noninterest income benefited from a strong mortgage quarter and was offset by seasonally lower service charges. And we opted to sell less Navitas loans than usual. Last quarter, we sold $41.6 million in Navitas loans compared to $8.3 million this quarter.

Our GAAP expenses were $157.3 million in the first quarter, and our operating expenses were $151.6 million. We had a small amount of our normal merger charges, but we had 2 more unusual and offsetting nonoperating expenses. First, we had fully accrued for the FDIC special assessment that came after the Silicon Valley failures. That said, the FDIC refilled this fund faster than expected and is not asking for the full assessment. We had taken the original assessment as a nonoperating loss, and so the release of the assessment of $1.9 million comes through nonoperating as well.

We also had another nonoperating charge in the first quarter related to a change in our payroll process necessitated by changes in legislation. We had paid our employees on a current basis, and we changed this to paying our employees in arrears. As a result of the transition in payroll timing, some of our employees would have gone nearly a month without a paycheck, so we paid an additional check to bridge the gap. Aside from the one-timers, expenses were $151.6 million, relatively flat compared to the fourth quarter.

Moving to credit quality on Page 12 Net charge-offs were 22 basis points in the quarter, improved from last quarter and flat to last year. We also saw relatively flat NPAs and a nice improvement in past dues as credit quality remains strong.

I will finish on the quarterly results on Page 13 with the allowance for credit losses. Our loan loss provision was $10.9 million in the quarter, which was in line with our net charge-offs. With the loan growth, our allowance coverage of credit losses moved down slightly to 1.15%.

With that, I'll pass it back to Lynn.

Lynn Harton
President, Chairman & CEO
Thank you, Jefferson. Now let's move into a discussion of our Peach State Bank announcement, and I'll start with a bit of history. United began de novo in Gainesville, part of Hall County in 2005. Over the past 20 years, we've enjoyed strong organic growth there with now $827 million of deposits in the county. Peach State was founded that same year, 2005, and has also enjoyed strong organic growth. Total assets for the company are $788 million as of the end of the first quarter with $713 million in deposits. Hall County is a rapidly growing part of the overall Atlanta MSA. And after this transaction, the combined bank will have the #1 deposit share in the county.

Culturally, we fit well together. We know each other personally. We work in the community together. We go to school together. We go to church together. Peach State shares the same passion for customer service as United. There's a tremendous amount of mutual respect between the 2 teams, and I'm very excited to see them come together and continue to win in this market.

Jefferson, let me turn it back over to you now to cover the financial aspects of the transaction.

Jefferson Harralson
Executive VP & CFO
Okay. Well, first, Peach State has approximately $800 million in assets or about 3% of our assets. The deal value is about $100 million and will be a 50-50 cash stock mix. We are paying 1.9x tangible book value and 6x cost saved earnings. Given our overlap, we are estimating 40% cost savings. While the deal is 50-50 stock and cash, we plan on repurchasing the $50 million in shares issued by year-end. As structured, we estimate the deal to be $0.09 accretive in 2027. And with the planned buybacks, we estimate the deal to be $0.12 accretive.

With that, I'll pass it back to Lynn to conclude.

Lynn Harton
President, Chairman & CEO
Thank you, Jefferson. This is a great example of what we want to do in the M&A space. It is in market, manageable size, a history of strong performance, great upside potential and an attractive way to leverage capital and continue to grow our business and our brand.

I'd like to now open the call to questions.

Question and Answer
Operator
Our first question today comes from Russell Gunther from Stephens.

Jake Morton
Stephens Inc.
Hi, this is Jake Morton on for Russell Gunther. My first question is on deposit costs. How would you expect them to trend from here in an interest rate scenario where the Fed remains on pause on a stand-alone basis and including Peach State? Is there room for you to bring these down further? Or should we expect some pressure going forward?

Jefferson Harralson
Executive VP & CFO
I'll take that one. Thanks for the question. I would expect our deposit cost to be relatively flat. We have some tailwind from CD maturities, but we are seeing competition out there, and we do want to grow our deposits this year. So I think if you layer in relatively flat deposit costs, that's a good place to start. And the deal being only 3% of our assets, doesn't change those numbers meaningfully.

Jake Morton
Stephens Inc.
Got it. I appreciate the color there. And my second question is for -- so do you have the spot cost of deposits at the end of the quarter? And also, can you talk to the competition that you were seeing in your market? And like where is it most aggressive, which specific product and also competitor-wise, if you could talk to that.

Jefferson Harralson
Executive VP & CFO
Yes. Thanks. Great question. The spot cost is relatively close to the quarterly average, so not a major difference in spot versus quarterly average. I may pass to Rich to talk about deposit competition of what we're seeing.

Richard Bradshaw
President & Chief Banking Officer
Good morning Jake. In terms of competition, in terms of past quarters, I would say, it's slowed down a little bit. We're not getting a lot of special request on pricing from the market. So I'd say it's kind of normalized. And we really don't have it. We're in 6 states. So we have a lot of different competitors, no single one.

Operator
Our next question comes from Michael Rose from Raymond James.

Michael Rose
Raymond James & Associates, Inc.
Good morning guys, thanks for taking my question. Just wanted to start on loan growth. Obviously, really strong results in both C&I and commercial real estate. You did have some continued paydown on the construction side. I guess my question is, are we getting towards the end of the kind of more accelerated paydowns here? Because it seems to me, just given the growth that you've had and the momentum you've had in both C&I and CRE, that loan growth could actually accelerate from here. So I just wanted to just better understand that? And then if you can talk to some of the competition just given all the dislocation in and around your markets from the deal activity that we've seen.

Richard Bradshaw
President & Chief Banking Officer
Sure. I'm writing these down. Let's start with -- yes, so we are pleased with Q1 loan growth. It's usually a seasonally low quarter for us. So we're very pleased. And in terms of the geography, South Florida led with Matt Bruno and South Carolina and Coastal Georgia were second with North Florida in third. And in terms of the commercial lines of business that led the way, it was middle market, ABL and Navitas. And then lastly, on the retail side was HELOCs.

In terms of paydowns, we actually saw the biggest amount of paydowns in hospitality, which we think is a good thing. So don't see a big pickup. Normally, we do a lot of construction CRE lending. So it's just kind of the normal flow. So I don't see a material change there. And in terms of loan growth going forward, we remain optimistic. We think it will be in the 5% to 6% range, providing nothing else goes on unusual in Iran.

And then lastly, on hiring, we've talked about that because that's influencing things. In Q1, we saw a net increase of 10 revenue producers, and we're aiming for 10% annual growth on that in 2026. And we have 9 more to hit the goal, and we think we'll get there or get close by the end of Q2.

Michael Rose
Raymond James & Associates, Inc.
All right. Really, really helpful. Maybe just as a follow-up, just on expenses. If I exclude kind of all the moving parts, it looks like you guys had really good kind of expense control. Maybe you can just talk about some of the hiring efforts that you guys might have in place as we contemplate the next couple of quarters. And then if you could just touch on maybe some early investments on AI and what you guys are doing and what we could expect there from an expense build.

Jefferson Harralson
Executive VP & CFO
All right. All right. Great. Rich just spoke about the kind of the numbers of the new hires that we're very excited about. I think if you think about our expense growth, we're targeting this 3.5% range, but now we have these hires that you might add on to that. I think the hires could add about $1 million to $1.2 million a quarter. We're not factoring in the better growth that could happen later in the year, but that should happen sometime late '26 or early '27. So we're excited about our ability to grow our producers and it could have some effect on expenses in the near term.

Richard Bradshaw
President & Chief Banking Officer
Yes, I would agree with that in terms of -- you got to -- you see a little bit of a lag with the new hires. You kind of expect it to start kicking in, in 5 months to 6 months reasonably when you hire them. And so we're expecting to see late in Q2, some help from Q4, which is also a good hiring quarter.

Lynn Harton
President, Chairman & CEO
And Michael, you mentioned AI. So far, I would say our AI investments have been very good and have a strong payback. For example, most of our AI at this time is coming in through vendors. We've -- on the fraud side, all of our vendors are heavy users of AI and our fraud losses have actually dropped by 50% over the last 2 years partially because of that. And that's not even counting the benefits to our clients, which would be on top of that.

Our contact center, where we have chatbots and other AI-enabled tools, we're seeing the ability to take more calls with the same number of agents. The same in our programming. We're doing more programming work today without adding programmers as they're using AI. So as we think about the next steps, an Agentic AI -- I think there are clearly possibilities for some of our kind of more mundane processes, for example, flood and other things where we could get some benefit from AI. That's at just the conversational stage now. But so far, I would say I wouldn't -- any expense build -- our history is any expense build we come out of that, we more than have realized savings on.

Operator
Our next question comes from Gary Tenner from D.A. Davidson.

Gary Tenner
D.A. Davidson & Co.
Thanks, good morning. I just wanted to touch on M&A for a second. You guys have talked about being pretty focused in-market, small banks. Obviously, Peach State fits the bill there. Given the environment we're in, do you see a pipeline of activity where you could potentially sort of announce another deal in lockstep with this one? Any reason to think that this would take you out of the market for any period of time?

Lynn Harton
President, Chairman & CEO
Great. Thank you. Great question. No, I mean, if -- we would not have any issue. I don't believe in doing another deal while Peach State is active. Certainly, given the size, given the regulatory environment, given our history, if we saw the right deal, which would have similar metrics and conditions to Peach State, I'd be more than happy to move forward with that.

Gary Tenner
D.A. Davidson & Co.
And then just the comment around the accretion in 2027 kind of adjusted for share repurchase. I guess it's sort of semantics, but I mean, the repurchase shares, presumably, that would be over and above what you would plan to do anyway, right? So how do you kind of balance that if that question is fine.

Lynn Harton
President, Chairman & CEO
Well, and I guess I'll start with that. And the reason we presented it that way with showing the effect of the repurchase. Our original intent was to do the entire deal all cash. In our view, and I understand it's different than a share repurchase. But at the same time, if I'm evaluating a share repurchase at 11, 12x earnings versus buying a bank at 6, hey, why not buy the bank at 6x earnings. So I guess that was in our mind, and that's kind of the way we presented it.

Jefferson Harralson
Executive VP & CFO
I think that's well said. I don't have a lot to add to that, but I will say we have $63 million left on our authorization. We have been active in the buyback already with $67 million over the last 2 quarters. So it's a great question. But I think Lynn hit it on how we're thinking about the deal as a use of capital.

Operator
And our next question comes from Catherine Mealor from KBW.

Hannah Wynn
KBW
This is Hannah Wynn stepping in for Catherine Mealor. Thanks for taking my question and congratulations on the acquisition. So my first question is kind of a follow-up on the buyback activity. You bought back around 30 million shares in the past 2 quarters. And with the merger announcement, you mentioned that repurchasing shares could offset the dilution. I was just wondering if you could talk a little bit about the timing and the amount of buybacks we can expect moving forward from here.

Jefferson Harralson
Executive VP & CFO
That's a great question. And I do think we will buy back the $50 million by year-end. We are somewhat price sensitive. So I cannot -- I don't want to guarantee that we're buying back shares in any given quarter. So I don't know if I would put that in the model for Q2. But I do think we are creating about $30 million of excess capital every quarter. That is the amount that we will be contemplating purchasing on a given quarter. But it depends on the price and some other things we might have going on, it might not be an every quarter thing. So I can't help you so much on the modeling there. But I think by year-end, we will get the $50 million in.

Hannah Wynn
KBW
That's great. And then my other question is about your fee outlook. Your fees came in strong this quarter, and I was kind of wondering where you expect fees to go from here.

Jefferson Harralson
Executive VP & CFO
Right. I expect a modest growth rate in our fee income. We have some nice growth businesses within here. Our treasury services has been growing well. We've made relatively significant investments in our wealth area that we're very excited about. Our mortgage business has been growing really strongly. We also have seasonal strength coming in mortgage and Navitas as we go into the second quarter and SBA. So I think you will see a nice growth rate off of this seasonally low first quarter.

Operator
Our next question comes from Stephen Scouten from Piper Sandler.

Stephen Scouten
Piper Sandler & Co.
Hey everyone, thanks for the time. A couple of follow-ups maybe to some conversations that have already been covered to some degree. But Lynn, you said this was kind of like the exact type of deal you guys would look for given culture and deposits and so forth. How about like from a size perspective, I mean, would you guys lean towards these smaller types of deals moving forward still? Or would you like to do something a little more sizable if that were available? What would be your preference there?

Lynn Harton
President, Chairman & CEO
Yes. We have typically done deals 10%, probably at the most, 15% or less of our size. We just find that the institutions of that size, they tend to align with us better on employee experience, client experience, community involvement, and we can be more additive. So yes, if Peach State had been twice as large, would we be excited about it? Absolutely. There's just a limited number of those larger, call them, $2.5 billion to $3.5 billion banks. But certainly, we would be interested in those as well.

This one is, I think, really unique, again, given the history of the 2 companies together, the growth in Hall County and this really rapidly growing county, #1 job-creating county, I believe, in Georgia. And so to be able to have that kind of team together and to share together made it really attractive.

Stephen Scouten
Piper Sandler & Co.
Makes sense. I appreciate that. And then on the hiring target, I think if I heard Rich correctly, you guys might actually kind of hit your stated target for the year by the end of 2Q. So would you anticipate ramping up that plan further? Or would it more be, hey, let's let these people ramp up over that 5- to 6-month time line before we add incremental expenses on continual hiring?

Richard Bradshaw
President & Chief Banking Officer
Steve, that's a great question. I mean, certainly, we want to hit goal, but we would be opportunistic. If we saw the right people out there with the right experience and the right sized portfolio, we would certainly look to do that.

Lynn Harton
President, Chairman & CEO
Yes. And I would just say, too, the seasonality as you get in the year, just with bonuses, those kinds of things, first quarter, second quarter are strong, starts to slow down in the third and fourth quarter, it's more difficult. So I think Rich getting out to an early start has been a great thing.

Stephen Scouten
Piper Sandler & Co.
Yes. That cadence makes a lot of sense. Okay. And then maybe just last thing for me would be kind of overall NIM trajectory from here, maybe for Jefferson. I know you said spot cost deposits were kind of the same as the quarterly average and maybe expect them to stay flat from here. So would you expect a little bit of incremental upside on the loan repricing? I think you called out $1.4 billion in fixed rate assets.

Jefferson Harralson
Executive VP & CFO
Yes, I do. I think we'll -- I had mentioned that I think we'll get 3 to 5 basis points of margin expansion in the second quarter. I think that we are slightly asset sensitive and the outlook for no rate cuts doesn't really hurt us. We're relatively flat, but slightly asset sensitive. But I think this back book repricing story continues. I think this mix change towards loans away from securities continues.

So we do have a wider margin in our model throughout the year, but we do have a nice 3 to 5 expectation in the second quarter.

Operator
And our next question comes from Christopher Marinac from Brean Capital.

Christopher Marinac
Brean Capital, LLC
I want to go back to Peach State Bank for a second. Would you only buy banks that have excess deposits, and that seems like an attractive feature of this transaction? And is that something that will guide your M&A interest going forward?

Jefferson Harralson
Executive VP & CFO
I would say no to that question. We like to have a low loan-to-deposit ratio. We think we can put those deposits to work. But that's the -- one good thing of many of having an 82% loan-to-deposit ratio is that we can also buy banks, small banks that are loaned up as well and give them some more capacity for growth. So that was a nice to have in this acquisition. We also think we can help out high loan- to-deposit ratio banks as well if that type of bank came about.

Christopher Marinac
Brean Capital, LLC
Got it. And then for the new hires, is there a deposit mandate with these folks? And how will that play out as '27 comes into focus?

Richard Bradshaw
President & Chief Banking Officer
Certainly, on the loan side, we are requiring a depository relationship whenever we do a loan, so we'll start there. But these people all have existing clients. And so we're hoping that the first thing they can bring over is the deposits. It's easier than the loans. So we see that pretty fast, and that's all part of the package.

Operator
Our next question comes from Kyle Gierman from Hovde Group.

Kyle Gierman
Hovde Group, LLC
This is Kyle on for Dave Bishop. Just wanted to follow up back on fee income. I wanted to go into mortgage banking, saw some nice trends there. I was wondering how sustainable that might be going forward? And any initiatives in place to enhance that line item?

Jefferson Harralson
Executive VP & CFO
So I'll start maybe and then maybe pass it to Rich on the initiatives. We have one thing working for us and one thing working against us as we go into the second quarter for mortgage. First, mortgage rates dipped to the 6% range at the end of February, which helped promote a little mini refi boom that helped out this quarter. But also, we're going into the second and third quarters, which are the strongest seasonal quarters for mortgage. So you get a little bit of an offset as you go into Q2. I'll pass it to Rich for initiatives.

Richard Bradshaw
President & Chief Banking Officer
I'd say the -- on the mortgage side, obviously, we're expecting, as Jefferson said, a stronger Q2. The challenge in mortgage is interest rates drive so much of it. And so that's a little bit -- it's a little bit hard to say. We do have a few more shorter, on-balance sheet products that have driven some interest. So we'll continue looking at that.

Kyle Gierman
Hovde Group, LLC
And maybe a final question. Saw a slight uptick in NPAs this quarter. I was wondering if you could provide some color on what drove that? And then maybe just a broad view of the credit quality trends.

Robert Edwards
Executive VP & Chief Risk Officer
Yes. This is Rob. Thanks, Kyle, for the question. So I sort of anticipate asset quality to be stable. And I would expect NPAs to kind of fluctuate up and down. If you look back, maybe 10 basis points up or down over time. There wasn't any one credit that moved into NPA this quarter that's a highlight or anything. It's just a standard movement in and out of nonaccrual.

Operator
And ladies and gentlemen, with that, we'll be concluding our question-and-answer session. I would like to turn the floor back over to Lynn Harton for any closing remarks.

Herbert Harton
President, Chairman & CEO
Great. Thank you, and I appreciate everybody joining the call. And again, any further questions, reach out to Jefferson or myself, and we look forward to talking to you again soon. Have a great day.

Operator
The conference has now concluded. We do thank you for attending today's presentation. You may now disconnect your lines.